Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2014

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	For the three months ended June 30,		For the six months ended June 30,
		2014	2013	2014	2013

Revenue		$79,567	$120,693	$164,571	$253,603
Cost of sales excluding depreciation and amortization	14	78,432	101,178	162,728	197,297
Depreciation and amortization		5,182	23,995	11,798	40,474
Mine operating (loss)/margin		(4,047)	(4,480)	(9,955)	15,832

Other expenses/(income)
Exploration expense		182	633	266	1,275
General and administrative		4,120	4,328	9,826	11,758
Property holding costs		—	3,932	—	7,018
Finance expense, net	15	894	1,935	3,313	3,855
Other (income)/expense		(143)	885	(166)	724
(Gain)/loss on fair value of 5% Convertible Debentures	4	(2,392)	(43,879)	7,782	(51,525)
Impairment charges	19	—	195,920	—	195,920
Loss before tax		(6,708)	(168,234)	(30,976)	(153,193)
Income tax (recovery)/expense	7	—	(22,563)	85	(15,444)
Net loss		$(6,708)	$(145,671)	$(31,061)	$(137,749)
Net loss attributable to non-controlling interest		(1,555)	(16,843)	(3,544)	(16,926)
Net loss attributable to Golden Star shareholders		$(5,153)	$(128,828)	$(27,517)	$(120,823)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	13	$(0.02)	$(0.50)	$(0.11)	$(0.47)
Weighted average shares outstanding-basic and diluted (millions)		259.4	259.2	259.3	259.1
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013

OTHER COMPREHENSIVE LOSS
Net loss	$(6,708)	$(145,671)	$(31,061)	$(137,749)
Unrealized loss on investments, net of taxes	—	(3,585)	—	(9,203)
Transferred to net loss, net of taxes	—	2,947	—	2,947
Comprehensive loss	(6,708)	(146,309)	(31,061)	(144,005)
Comprehensive loss attributable to non-controlling interest	(1,555)	(16,843)	(3,544)	(16,926)
Comprehensive loss attributable to Golden Star shareholders	$(5,153)	$(129,466)	$(27,517)	$(127,079)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
		June 30,	December 31,
	Notes	2014	2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$43,412	$65,551
Accounts receivable		10,764	8,200
Inventories	5	67,421	67,725
Prepaids and other		4,639	6,852
Total Current Assets		126,236	148,328
RESTRICTED CASH		2,034	2,029
MINING INTERESTS	6	171,821	165,193
EXPLORATION AND EVALUATION ASSETS		9,747	9,747
INTANGIBLE ASSETS		520	446
Total Assets		$310,358	$325,743

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$107,545	$108,983
Current portion of rehabilitation provisions	9	4,100	7,783
Current tax liability		3,336	9,506
Current portion of long term debt	10	14,089	10,855
Total Current Liabilities		129,070	137,127
LONG TERM DEBT	10	101,678	83,387
REHABILITATION PROVISIONS	9	82,276	78,527
DEFERRED TAX LIABILITY	7	85	—
Total Liabilities		313,109	299,041
Commitments and contingencies	11

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,122	694,906
CONTRIBUTED SURPLUS		30,738	29,346
DEFICIT		(680,061)	(652,544)
Total Golden Star Equity		45,799	71,708
NON-CONTROLLING INTEREST		(48,550)	(45,006)
Total Equity		(2,751)	26,702
Total Liabilities and Shareholders' Equity		$310,358	$325,743
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2014	2013	2014	2013

OPERATING ACTIVITIES:
Net loss		$(6,708)	$(145,671)	$(31,061)	$(137,749)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization		5,213	23,995	11,829	40,474
Loss on sale of assets		—	1,090	—	1,018
Impairment charges		—	195,920	—	195,920
Loss on retirement of asset		27	—	70	—
Share-based compensation	12	430	400	1,868	1,879
Deferred income tax (recovery)/expense	7	—	(29,815)	85	(33,002)
(Gain)/loss on fair value of 5% Convertible Debentures	4	(2,392)	(43,879)	7,782	(51,525)
Accretion of rehabilitation provisions		437	148	873	296
Amortization of deferred financing fees		62	—	124	—
Reclamation expenditures		(871)	(1,857)	(1,538)	(2,740)
Changes in working capital	18	4,753	29,213	8,972	26,888
Net cash provided by/(used in) operating activities		951	29,544	(996)	41,459
INVESTING ACTIVITIES:
Additions to mining properties		(6,152)	(20,823)	(17,225)	(44,662)
Additions to plant and equipment		(120)	(8,470)	(1,259)	(12,023)
Additions to exploration and evaluation assets		—	(215)	—	(218)
Change in accounts payable and deposits on mine equipment and material		(5,394)	(6,606)	(7,309)	(7,335)
Other investing activities		—	—	(5)	72
Net cash used in investing activities		(11,666)	(36,114)	(25,798)	(64,166)
FINANCING ACTIVITIES:
Principal payments on debt		(3,695)	(1,752)	(5,345)	(3,631)
Proceeds from debt agreements		—	—	10,000	—
Exercise of options		—	—	—	152
Net cash (used in)/provided by financing activities		(3,695)	(1,752)	4,655	(3,479)
Decrease in cash and cash equivalents		(14,410)	(8,322)	(22,139)	(26,186)
Cash and cash equivalents, beginning of period		57,822	61,020	65,551	78,884
Cash and cash equivalents, end of period		$43,412	$52,698	$43,412	$52,698
See Note 18 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2012	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,384)	$328,176
Shares issued under options/DSU's	90,000	254	(69)	—	—	—	185
Options granted net of forfeitures	—	—	1,679	—	—	—	1,679
DSU's granted	—	—	351	—	—	—	351
Unrealized loss on investments	—	—	—	(9,203)	—	—	(9,203)
Transferred to net loss, net of taxes	—	—	—	2,947	—	—	2,947
Net loss	—	—	—	—	(120,823)	(16,926)	(137,749)
Balance at June 30, 2013	259,105,970	$694,906	$28,265	$—	$(507,475)	$(29,310)	$186,386

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$—	$(652,544)	$(45,006)	$26,702
Shares issued under DSU's	268,909	216	(216)	—	—	—	—
Options granted net of forfeitures	—	—	1,339	—	—	—	1,339
DSU's granted	—	—	269	—	—	—	269
Net loss	—	—	—	—	(27,517)	(3,544)	(31,061)
Balance at June 30, 2014	259,374,879	$695,122	$30,738	$—	$(680,061)	$(48,550)	$(2,751)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the New York Stock Exchange (the "NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013, except for the changes in accounting policies as described in Note 3 below.
These condensed interim consolidated financial statements were approved by the board of directors of the Company on July 30, 2014.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.
IAS 32 Financial instruments: presentation was amended to clarify the requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amounts of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discontinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.
Standards, interpretations and amendments not yet effective
IFRS 15 Revenue from contracts with customers supersedes IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. This standard is effective for first interim periods within years beginning on or after January 1, 2017. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2014 and December 31, 2013:

		June 30, 2014		December 31, 2013
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$55,090	$55,090	$47,308	$47,308
There were no non-recurring fair value measurements of financial instruments as at June 30, 2014.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the NYSE MKT for a historical period equal to the remaining life of the Convertible Debentures. Investors trading in these instruments would normally cap the volatility used in the Black-Scholes model. To be consistent, the Company has set a weekly volatility in the calculation at 40%. Inputs used to determine the fair value on June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014	December 31, 2013
5% Convertible Debentures
Risk free interest rate	0.9%	1.3%
Risk premium	18.0%	21.0%
Volatility	40.0%	40.0%
Remaining life (years)	2.9	3.4
The following table presents the changes in the Level 3 investments for the six months ended June 30, 2014:

Fair value
Balance, December 31, 2013	$47,308
Gain in the period included in earnings	7,782
Balance, June 30, 2014	$55,090
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures and the related gain in the consolidated statement of operations would increase by $6.9 million. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30,	December 31,
	2014	2013
Stockpiled ore	$12,852	$10,389
In-process	10,475	9,926
Materials and supplies	44,094	47,410
Total	$67,421	$67,725
The cost of inventories expensed for the three and six months ended June 30, 2014 was $74.5 million and $154.5 million, respectively. For the comparable prior in 2013, the amounts were $95.1 million and $184.6 million, respectively.
The net realizable value inventory write-down for the three and six months ended June 30, 2014 was $0.4 million and $1.4 million, respectively. For the comparable period in 2013, the amounts were $6.5 million and $8.7 million, respectively.

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Total
Cost
As of December 31, 2013	$466,811	$711,714	$1,178,525
Additions	1,259	17,225	18,484
Change in rehabilitation provision estimate	—	731	731
Disposals and other	(2,042)	—	(2,042)
As of June 30, 2014	$466,028	$729,670	$1,195,698

Accumulated depreciation
As of December 31, 2013	$382,961	$630,371	$1,013,332
Depreciation and amortization	5,799	6,718	12,517
Disposals and other	(1,972)	—	(1,972)
As of June 30, 2014	$386,788	$637,089	$1,023,877

Carrying amount
As of December 31, 2013	$83,850	$81,343	$165,193
As of June 30, 2014	$79,240	$92,581	$171,821
As at June 30, 2014, equipment under finance leases had net carrying amounts of $3.1 million. The total minimum lease payments are disclosed in Note 10 - Debt.
There was no interest capitalized to plant and equipment and mining properties in the periods shown above.
As at June 30, 2014, there was $5.6 million (December 31, 2013 - $8.1 million) of construction in progress in plant and equipment on which depreciation has not been charged. As at June 30, 2014, there was $31.5 million (December 31, 2013 - $37.1 million) of construction in progress in mining properties on which depreciation has not been charged.
7. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Current expense:
Canada	$—	$—	$—	$—
Foreign	—	7,252	—	17,558
Deferred tax recovery:
Canada	—	—	—	—
Foreign	—	(29,815)	85	(33,002)
Income tax (recovery)/expense	$—	$(22,563)	$85	$(15,444)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30,	December 31,
	2014	2013
Trade and other payables	$60,069	$61,188
Accrued liabilities	41,820	41,352
Payroll related liabilities	5,656	6,443
Total	$107,545	$108,983

During the quarter, the Company made a reclassification of $9.0 million of trade payables to other long term liabilities as a result of an agreement with a vendor on timing of payments.

9. REHABILITATION PROVISIONS
At June 30, 2014, the total undiscounted amount of the estimated future cash needs was estimated to be $94.8 million. A discount rate of 2% was used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the six months ended June 30,	For the year ended December 31,
	2014	2013
Beginning balance	$86,310	$63,319
Accretion of rehabilitation provisions	873	592
Changes in estimates	731	28,056
Cost of reclamation work performed	(1,538)	(5,657)
Balance at the end of the period	$86,376	$86,310

Current portion	$4,100	$7,783
Long term portion	82,276	78,527
Total	$86,376	$86,310
10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	June 30,	December 31,
	2014	2013
Current debt:
Equipment financing credit facility	$4,739	$5,218
Ecobank Loan net of loan fees	8,431	4,752
Finance leases	919	885
Total current debt	$14,089	$10,855
Long term debt:
Equipment financing credit facility	$5,938	$8,150
Ecobank Loan net of loan fees	28,291	24,101
Finance leases	3,395	3,828
5% Convertible Debentures at fair value (see Note 4)	55,090	47,308
Other long term liabilities	8,964	—
Total long term debt	$101,678	$83,387

Schedule of payments on outstanding debt as of June 30, 2014:

	Six months ending December 31,
	2014	2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$2,527	$4,317	$2,761	$931	$141	2013 to 2018
Interest	321	417	180	34	4

Ecobank Loan
Principal	4,509	9,020	9,020	9,020	6,176	2018
Interest	1,335	2,798	1,958	1,107	267

Finance leases
Principal	486	948	1,016	1,088	776	2018
Interest	144	239	172	100	24

5% Convertible Debentures
Principal	—	—	—	77,490	—	June 1, 2017
Interest	1,943	3,875	3,875	1,937	—

Other long term liabilities	—	8,964	—	—	—	N/A
Total	$11,265	$30,578	$18,982	$91,707	$7,388
11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $1.5 million, all of which are expected to be incurred within the next six months.
12. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Share-based compensation	$430	$400	$1,868	$1,879
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2014 and 2013 were based on the weighted average assumptions noted in the following table:

	For the six months ended June 30,
	2014	2013
Expected volatility	78.02%	59.20%
Risk-free interest rate	1.43%	0.46%
Expected lives	5.94 years	4.55 years
Dividend yield	0%	0%

The weighted average fair value per option granted during the six months ended June 30, 2014 was $0.57 (six months ended June 30, 2013 - $0.82). As at June 30, 2014, there was $1.4 million of share-based compensation expense (June 30, 2013 - $1.7 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Company's Stock Option Plan during the six months ended June 30, 2014 are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2013	12,848	2.45	5.5
Granted	3,875	0.86	9.7
Forfeited	(406)	1.08	—
Expired	(658)	3.37	—
Outstanding as of June 30, 2014	15,659	2.05	6.0

Exercisable as of December 31, 2013	9,046	2.70	5.4
Exercisable as of June 30, 2014	11,255	2.38	5.3
Share Bonus Plan
There were no bonus shares issued during the six months ended June 30, 2014.
Deferred share units ("DSUs")
For the three and six months ended June 30, 2014, the DSUs that were granted vested immediately and a compensation expense of $0.1 million and $0.3 million, respectively, was recognized for these grants (three and six months ended June 30, 2013 - $0.2 million and $0.4 million, respectively). As of June 30, 2014, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2014 and 2013:

	For the six months ended June 30,
	2014	2013
Number of DSUs, beginning of period	1,381,593	388,059
Grants	500,084	238,395
Exercises	(268,909)	—
Number of DSUs, end of period	1,612,768	626,454
Share appreciation rights ("SARs")
As of June 30, 2014, there was approximately $1.1 million of total unrecognized compensation cost related to unvested SARs. For the three and six months ended June 30, 2014, the Company recognized an expense of nil and $0.1 million, respectively, related to these cash based awards (three and six months ended June 30, 2013 - $0.1 million and $0.2 million expense recovery).
A summary of the SARs activity during the six months ended June 30, 2014 and 2013:

	For the six months ended June 30,
	2014	2013
Number of SARs, beginning of period ('000)	3,027	1,079
Grants	460	2,090
Forfeited	(150)	(87)
Number of SARs, end of period ('000)	3,337	3,082
Performance share units
On January 1, 2014, the Company adopted a Performance Share Unit (“PSU”) Plan, and granted 2,474,905 units.  Each PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three year performance period, to the extent performance and vesting criteria have been met.  The PSUs that were granted in the first quarter of 2014 vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense.
For the three months ended June 30, 2014, 103,704 units were granted and 301,724 units were forfeited. As of June 30, 2014, there are 2,276,885 units outstanding. For the three and six months ended June 30, 2014, the Company recorded nil and $0.1 million of compensation expense, respectively.
13. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Net loss attributable to Golden Star shareholders	$(5,153)	$(128,828)	$(27,517)	$(120,823)

Weighted average number of basic and diluted shares (millions)	259.4	259.2	259.3	259.1

Loss per share attributable to Golden Star shareholders:
Basic and diluted	$(0.02)	$(0.50)	$(0.11)	$(0.47)
14. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Mine operating expenses	$73,970	$84,717	$156,903	$177,011
Operating costs from/(to) metal inventory	481	10,420	(2,411)	7,592
Royalties	3,981	6,041	8,236	12,694
	$78,432	$101,178	$162,728	$197,297
15. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Interest income	$(7)	$(8)	$(12)	$(19)
Interest expense	2,207	1,425	4,216	2,680
Net foreign exchange (gain)/loss	(1,743)	370	(1,764)	898
Accretion of rehabilitation provision	437	148	873	296
	$894	$1,935	$3,313	$3,855
16. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and six months ended June 30, 2014 and 2013 other than the items disclosed below.

Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Salaries, wages, and other benefits	$599	$542	$1,195	$1,047
Bonus and severances	—	944	868	1,695
Share-based compensation	175	278	751	1,129
	$774	$1,764	$2,814	$3,871
17. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

For the three months ended June 30,	Wassa	Bogoso	Other	Corporate	Total
2014
Revenue	$37,910	$41,657	$—	$—	$79,567
Mine operating expenses	29,360	44,610	—	—	73,970
Operating costs (to)/from metal inventory	(570)	1,051	—	—	481
Royalties	1,897	2,084	—	—	3,981
Cost of sales excluding depreciation and amortization	30,687	47,745	—	—	78,432
Depreciation and amortization	3,292	1,890	—	—	5,182
Mine operating margin/(loss)	3,931	(7,978)	—	—	(4,047)
Net loss attributable to non-controlling interest	(121)	(1,434)	—	—	(1,555)
Net income/(loss) attributable to Golden Star	$412	$(3,147)	$(171)	$(2,247)	$(5,153)

Capital expenditures	$2,570	$3,702	$—	$—	$6,272

2013
Revenue	$72,120	$48,573	$—	$—	$120,693
Mine operating expenses	34,951	49,766	—	—	84,717
Operating costs from metal inventory	2,678	7,742	—	—	10,420
Royalties	3,612	2,429	—	—	6,041
Cost of sales excluding depreciation and amortization	41,241	59,937	—	—	101,178
Depreciation and amortization	17,353	6,642	—	—	23,995
Mine operating margin/(loss)	13,526	(18,006)	—	—	(4,480)
Impairment charges	106,917	86,056	—	2,947	195,920
Income tax recovery	(22,563)	—	—	—	(22,563)
Net loss attributable to non-controlling interest	(6,048)	(10,795)	—	—	(16,843)
Net (loss)/income attributable to Golden Star	$(65,660)	$(98,401)	$(1,135)	$36,368	$(128,828)

Capital expenditures	$8,100	$21,408	$—	$—	$29,508

For the six months ended June 30,	Wassa	Bogoso	Other	Corporate	Total
2014
Revenue	$82,819	$81,752	$—	$—	$164,571
Mine operating expenses	63,436	93,467	—	—	156,903
Operating costs to metal inventory	(1,376)	(1,035)	—	—	(2,411)
Royalties	4,145	4,091	—	—	8,236
Cost of sales excluding depreciation and amortization	66,205	96,523	—	—	162,728
Depreciation and amortization	7,165	4,633	—	—	11,798
Mine operating margin/(loss)	9,449	(19,404)	—	—	(9,955)
Income tax expense	85	—	—	—	85
Net loss attributable to non-controlling interest	(105)	(3,439)	—	—	(3,544)
Net income/(loss) attributable to Golden Star	$2,589	$(11,477)	$(243)	$(18,386)	$(27,517)

Capital expenditures	$6,714	$11,770	$—	$—	$18,484

2013
Revenue	$147,077	$106,526	$—	$—	$253,603
Mine operating expenses	70,925	106,086	—	—	177,011
Operating costs from metal inventory	3,799	3,793	—	—	7,592
Royalties	7,365	5,329	—	—	12,694
Cost of sales excluding depreciation and amortization	82,089	115,208	—	—	197,297
Depreciation and amortization	29,492	10,982	—	—	40,474
Mine operating margin/(loss)	35,496	(19,664)	—	—	15,832
Impairment charges	106,916	86,057	—	2,947	195,920
Income tax recovery	(15,444)	—	—	—	(15,444)
Net loss attributable to non-controlling interest	(4,527)	(12,399)	—	—	(16,926)
Net (loss)/income attributable to Golden Star	$(53,148)	$(102,336)	$(1,656)	$36,317	$(120,823)

Capital expenditures	$18,597	$38,306	$—	$—	$56,903

	Wassa	Bogoso	Other	Corporate	Total
June 30, 2014
Total assets	$131,847	$159,501	$686	$18,324	$310,358

December 31, 2013
Total assets	$138,653	$155,709	$753	$30,628	$325,743
18. SUPPLEMENTAL CASH FLOW INFORMATION
During the six months ended June 30, 2014, $6.2 million was paid for income taxes (six months ended June 30, 2013 - $8.4 million). The Company paid $3.9 million for interest during the six months ended June 30, 2014 (six months ended June 30, 2013 - $2.5 million).

Changes in working capital for the three and six months ended June 30, 2014 and 2013 are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Increase in accounts receivable	$(1,406)	$(594)	$(2,564)	$(678)
Decrease in inventories	1,582	13,965	922	8,630
Decrease in prepaids and other	2,103	631	2,713	1,884
Increase in accounts payable and accrued liabilities	7,474	11,215	14,071	12,537
(Decrease)/increase in current tax liability	(5,000)	3,996	(6,170)	4,515
Total changes in working capital	$4,753	$29,213	$8,972	$26,888
19. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges for the three and six months ended June 30, 2014 and 2013:

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Bogoso	$—	$86,056	$—	$86,056
Wassa	—	106,917	—	106,917
Property plant and equipment, mining properties and intangible assets	—	192,973	—	192,973
Available for sale investments	—	2,947	—	2,947
	$—	$195,920	$—	$195,920
At June 30, 2013, the Company recorded impairment charges of $169.6 million, net of tax ($193.0 million before tax), for non-current assets. This charge to income was based on the impairment assessment performed by the Company on June 30, 2013, on its CGUs which concluded that that the carrying values of both of the Company’s CGUs exceeded their respective fair-market value less estimated costs to sell. At Bogoso, the Company suspended mining at Pampe and compared the carrying value of Bogoso against the discounted cash flows based on the life of mine plan an assessed that a $86.1 million impairment charge was needed. At Wassa, the Company determined a $106.9 million impairment charge was needed as the discounted cash flows of the re-optimized mine plan were below the carrying value of the mine.